Ref: SB/0163

17 January 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

07020589

SEC MAIL
JAN 2 6 2007
WASH, D.C.

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 16 January 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S Butler

Sarah Butler
Secretary

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

1/29

Lonmin PLC - Number One Furnace Update

RNS Number:5055P
Lonmin PLC
16 January 2007

Lonmin PLC

Number One Furnace Update

Lonmin announces that it has completed a detailed design review and risk assessment of the Number 1 furnace following the leak which occurred in December 2006.

Based on this review, we have decided that the best result can be achieved by completing a full rebuild of the Number 1 furnace to restore it to its original design condition. Our internal risk assessment has been validated by Hatch Engineering, who have indicated that the prior failures of the furnace have fundamentally compromised the structural integrity of the vessel and it is therefore not prudent to attempt to repair the furnace in its current condition. The rebuild of the furnace, including furnace warm up, will require around 80 days and should be complete around 11 March 2007. This complete rebuild will restore the integrity of the furnace and should allow for normal smelting operations going forwards with only scheduled maintenance shut downs.

In order to minimise the production and financial impact of the smelter rebuild process we will run all three of our Pyromet furnaces for the balance of this financial year. As a result of the decision to rebuild the Number 1 furnace we

have had to slow down the completion and re-commissioning of the Merensky furnace. We are investigating the possibility of running the Merensky furnace during the second half of the financial year to further minimise production losses. The successful running of the Merensky furnace in parallel with the Number 1 furnace and Pyromet furnaces would depend on our ability both to mix an appropriate feed blend for all three sets of furnaces and to manage gas cleaning within the terms of our air quality permits. An engineering assessment is currently underway to assess this option.

Our forecast for mine production in concentrate remains at around 1.02 to 1.04 million saleable ounces of Platinum. Based on our revised production planning completed to date, we believe full year Platinum sales will be between 980,000 to 1,000,000 ounces. These sales will consist of around 880,000 ounces of refined Platinum from Lonmin's own metallurgical facilities, around 90,000 ounces of toll refined Platinum and between 10,000 and 30,000 ounces of additional concentrate or semi refined Platinum sales. This plan minimises the amount of lower margin third party tolling that will occur during the year.

Sales for the first half of the 2007 financial year are now expected to be between 300,000 to 310,000 Platinum ounces and between 680,000 to 690,000 Platinum ounces in the second half of the financial year. Upside to this forecast may be available if we are able to run the Merensky furnace in parallel with the Number 1 furnace during a portion of the second half of our financial year.

Our preliminary estimate for the repair and extra metallurgical division costs for the full year are US$6.5 million (R45 million). This, coupled with the reduced level of throughput, has the impact of increasing our estimate of full year C1 costs for Marikana own production to around R2,650 to R2,700 per PGM ounce sold.

Enquiries:

Alex Shorland-Ball +44 (0)207 201 6060 or
Vice President, +44 (0)7917 038 684
Investor Relations & Communications

Lonmin will be hosting an analyst conference call at 11.00 am UK time (13:00 pm SA time) later today. Those wishing to take part should dial in on the following numbers: Access number: +44 (0)20 8609 0205, UK Freephone Number: 0800 358 2705, ZA Freephone Number: 0800 999 539 and Pin Code: 621126£

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